

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Via E-mail
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      **Re:    Anadarko Petroleum Corporation**
               **Form 10-K for Fiscal Year Ended**
               **December 31, 2014**
               **Filed February 20, 2015**
               **File No. 1-08968**

Dear Mr. Gwin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 2

Properties and Leases, page 19

1.     Your disclosure of the remaining terms of undeveloped lease acreage only appears to provide information on acreage expirations for the fiscal year following the periods covered by your Form 10-K. Please revise your disclosure to provide additional information regarding the minimum remaining terms of leases and concessions. Refer to Item 1208(b) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 6 – Suspended Exploratory Well Costs, page 103

2.      It appears that the majority of your exploratory well costs capitalized for a period greater than one year after completion of drilling were associated with projects located in Brazil and Ghana.  Please revise your disclosure to better describe the specific activities you have undertaken to evaluate these projects and the remaining activities required to classify the associated reserves as proved.  Refer to FASB ASC 932-235-50-1B.  In connection with your response, please quantify the amount of suspended exploratory well costs associated with projects located in Mozambique.

Note 17 – Contingencies, page 121

Deepwater Horizon Events, page 122

Penalties and Fines, page 124

3.      We note that you recognized a $90 million contingent liability based on the amount you offered to settle the civil lawsuit brought under the Clean Water Act by the Department of Justice.  Disclosure in your Form 10-K states that $90 million was recognized as a contingent liability because this settlement scenario provides a better estimate of loss than any other amount.  Please tell us how you considered disclosing an additional possible loss in excess of the amount accrued.  Your response should include an analysis explaining the process through which this amount was determined.  To the extent you are not able to estimate your exposure to an additional loss, please address the disclosure in your Form 10-K stating that any penalties assessed will not materially impact your financial condition, results of operations, or cash flows.  Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief